OPERATING AGREEMENT

FOR

HI AND MIGHTY LLC

Effective as of March 17, 2022

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OPERATING AGREEMENT
FOR
HI AND MIGHTY LLC

THIS OPERATING AGREEMENT is entered into and made effective as of the **17th** day of **March**, 2022 (the "Effective Date"), by and among Hi and Mighty LLC, an Indiana limited liability company (the "Company"), and the parties identified on Exhibit A as the Members of the Company.

WITNESSETH:

WHEREAS, the initial members of the Company hereby adopt the following Operating Agreement for the Company (the "Operating Agreement"), to set forth the rights and obligations of the Members of the Company with respect to each other and the Company;

WHEREAS, certain defined terms used in this Agreement are set forth in Schedule I (Schedule of Definitions) attached hereto and made a part hereof.

NOW, **THEREFORE**, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, and intending to be legally bound hereby, the undersigned parties hereby agree as follows:

ARTICLE I
PURPOSES

The purposes of the Company are to engage in and conduct any and all lawful businesses and activities for which limited liability companies may be organized under the Act.

ARTICLE II
ORGANIZATIONAL MATTERS

Section 2.1. **Formation**. The Company was formed as an Indiana limited liability company upon the filings of Articles of Organization with the Secretary of State of Indiana, pursuant to the Act, on January 28, 2020. The rights and obligations of the Members shall be as provided under the Act, the Articles and this Agreement. The Members agree to each of the provisions of the Articles and this Agreement.

Section 2.2. **Principal Office**. The Principal Office of the Company shall be 4022 Ruckle St., Indianapolis, IN, 46205, or such other address as may be established by the Manager.

Section 2.3. **Registered Office and Registered Agent**. The Company's registered office shall be located at 4022 Ruckle St., Indianapolis, IN, 46205, and the name of its registered agent at such address shall be Jamie Fahrner. The Company may designate another registered office or agent at any time by following the procedures set forth in the Act.

Section 2.4. **Duration**. The existence of the Company shall continue in perpetuity, unless the Company is dissolved in accordance with Article XI or the Act.

ARTICLE III
MEMBERS AND CAPITAL STRUCTURE

Section 3.1. Names and Addresses of Members. All Members of the Company and their last known business, residence or mailing address shall be listed on the attached Exhibit A. The Company shall be required to update Exhibit A from time to time as necessary to accurately reflect the information therein, including the information referred to in Section 3.2.

Section 3.2. Units Representing Membership Interests. The Interests of Members in the Company are divided into and represented by units of membership interests (the "Unit(s)"). Each Member's respective number of Units is set forth in Exhibit A, as the same shall be amended from time to time to reflect any changes in the number of Units of Members. The Units may be further subdivided into (i) "Founder Common Units", (ii) "Investor Common Units", or (iii) "Profits Interest Units". The Members agree that each Unit shall entitle the Member possessing such Unit as follows:

(a) Founder Units and Investor Common Units. Founder Common Units and Investor Common Units shall entitle holders to:

(i) subject to Article VII, an equal proportionate share per Unit of the Company's net income, gains, losses, deductions, and credits; and

(ii) subject to Article X, an equal proportionate share per Unit of amounts distributed to the Members in respect of their Interests upon dissolution of the Company.

(b) Profits Interest Units. Subject to the provisions of this Agreement, some Units may be issued as "profits interests" (as defined in IRS Revenue Procedure 93-27 and later clarified by IRS Revenue Procedure 2001-43) that: (i) entitle the Member holding such Profits Interest Units to share proportionally in the future net income, net loss, and capital appreciation of the Company after the date such Profits Interest Units are granted to the Member; and (ii) possess all voting rights of Units pursuant to Section 3.2(c) of this Agreement (such units issued as profits interests being the "Profits Interest Units"). Accordingly, the Capital Account balances of all of the Members of the Company at the time of granting such Profits Interest Units will be revalued as of the date of such action pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(f), and no amount shall be attributed to a Capital Account of such holder of the Profits Interest Units with respect to the grant of the Profits Interest Units. Neither upon the grant of the Profits Interest Units nor at the time that any Profits Interest Units become substantially vested (as that term is defined in Treasury Regulation § 1.83-3(b)) shall the Company or any of the Members deduct any amount (as wages, compensation, or otherwise) for the fair market value of those Profits Interest Units. Notwithstanding the fact that any Profits Interest Units may be substantially nonvested (as that term is defined in Treasury Regulation § 1.83-3(b)) at the time of their grant, the Company and each Member receiving such Profits Interest Units shall treat such Member as the owner of their respective Profits Interest Units from the date of grant of each such Profits Interest Units, and each holder of the Profits Interest Units shall take in account his, her, or its distributive share of Company income, gain, loss, deduction, and credit associated with his, her, or its Profits Interest Units in computing his, her, or its income tax liability for the entire period during which that Member holds the Profits Interest Units. Notwithstanding anything herein to the contrary, the

Company makes no representation, warranty or guarantee whatsoever as to the tax treatment of the Profits Interest Units under the Code and Treasury Regulations. The Company expressly reserves the right to change, at any time hereafter, the treatment of Profits Interest Units granted hereunder, and the rights and privileges associated therewith, as necessary, in order to comply with the provisions of the Code and the Treasury Regulations.

(c) Voting Rights. Each holder of a Unit: (i) shall be deemed a Member of the Company; and (ii) shall have the right to vote on all matters presented to Members and shall be entitled on all matters, to one (1) vote for each Unit registered in his, her, or its name on the books of the Company; provided that such Unit is transferred to such Member pursuant to the terms and conditions of this Agreement.

Unless otherwise approved by the Manager, the Company will not issue certificates representing Units, but at the written request of a Member, the Company will provide a certified statement setting forth the total number of Units issued and outstanding and the number of Units issued to the requesting Member, as of the date of the statement.

Section 3.3. **Capital Contributions**. The initial Capital Contribution to the Company of each Member is set forth on Exhibit A. Absent approval by the Manager, no Capital Contributions may be made other than in cash and the Company shall not be obligated to recognize as a Capital Contribution any transfer to the Company of property other than cash. No interest shall be paid on any Capital Contribution.

Section 3.4. **Additional Capital**. Absent approval by all of the Members, the Members shall not be obligated to make any Capital Contributions other than the initial Capital Contributions specified in Section 3.3; except that the Manager may determine from time to time that additional Capital Contributions are necessary for the operation of the Company. In such case, the Company may sell additional Units on such terms and conditions as determined by the Manager, subject in all cases to the written consent of the Requisite Holders. The Company may admit Additional Members to the Company, which may include Substitute Members, who will be entitled to participate in the rights of Members as described in Section 3.2, with admission thereof to be on such terms and conditions as are determined by the Manager. Admission of any such Additional Member shall require the approval of the Manager and the Requisite Holders. Such Additional Members shall be allocated net income, gains, losses, deductions and credits by such method as may be provided in this Agreement, and if no method is specified, then as may be permitted by Section 706(d) of the Code.

Section 3.5. **Capital Accounts**.

(a) An individual capital account (the "Capital Account") shall be established and maintained on behalf of each Member, including any Additional Member who shall hereafter receive an Interest, in the manner provided by Treasury Regulation Section 1.704-1(b)(2)(iv). To the extent consistent with Treasury Regulation Section 1.704-1(b)(2)(iv), the Capital Account of each Member shall consist of (i) the amount of cash such Member has contributed to the Company, plus (ii) the amount of profits or income (including tax-exempt income) allocated to such Member, less (iii) the amount of losses and deductions allocated to such Member, less (iv) the amount of all cash distributed to such Member, less (v) the fair market value of any property distributed to such

Member, net of any liability assumed by such Member or to which such property is subject, less (vi) such Member's share of any other expenditures which are not deductible by the Company for federal income tax purposes or which are not allowable as additions to the basis of Company property, and (vii) subject to such other adjustments as may be required under the Code. The Capital Account of a Member shall not be affected by any adjustments to basis made pursuant to Section 743 of the Code but shall be adjusted with respect to adjustments to basis made pursuant to Section 734 of the Code to the extent provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m).

(b) No Member shall have any liability or obligation to restore a negative or deficit balance in such Member's Capital Account.

Section 3.6. No Rights of Redemption. No Member shall have the right to: (a) have that Member's Units or Interest redeemed, (b) have that Member's Capital Contribution returned, or (c) subject to Article VII, otherwise receive property of the Company; even if that Member dissociates prior to termination of the Company. Even at termination, the Member's rights are limited to those set forth in Article XI. To the extent a Member has a right to demand a distribution or return of the Member's Capital Contributions, the Member shall have only the right to demand and receive cash therefor.

Section 3.7. Member Loans or Services. Unless otherwise approved by the Manager, loans or services by any Member to the Company shall not be considered Capital Contributions.

Section 3.8. No Member Responsible for Other Member's Commitment. In the event that any Member (or any of such Member's shareholders, partners, members, owners, or Affiliates (collectively, the "Liable Member")) has incurred any indebtedness or obligation prior to the date of this Agreement that relates to or otherwise affects the Company, neither the Company nor any other Member shall have any liability or responsibility for or with respect to such indebtedness or obligation unless such indebtedness or obligation is assumed by the Company pursuant to a written instrument signed by all of the Members.

ARTICLE IV
MEMBERS

Section 4.1. Action by the Members. The Members may act by vote or resolution approved or adopted at a meeting held in accordance with this Section 4.1, by a written consent signed in accordance with this Section or by written agreement of the holder(s) of the requisite number of Units. Rules for the conduct at meetings of the Members and for action by written consent of the Members follow:

(a) Annual Meetings. Annual meetings of the Members may be held on such dates and at such locations as may be designated by the Manager.

(b) Special Meetings. Special meetings of the Members may be called by a Majority in Interest of the Members. Special meetings of the Members shall be called upon delivery to the Members of notice of a special meeting of the Members given in accordance with Section 4.1(c) signed and dated by a Majority in Interest of the Members as the case may be.

(c) Notice of Meetings of the Members. The Company shall deliver or mail written notice stating the date, time, and place of any Members' meeting and, in the case of a special Members' meeting or when otherwise required by law, a description of the purposes for which the meeting is called, to each Member of record entitled to vote at the meeting, at such address as appears in the records of the Company and at least two (2), but no more than thirty (30), days before the date of the meeting.

(d) Waiver of Notice. A Member may waive notice of any meeting, before or after the date and time of the meeting as stated in the notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's attendance at any meeting, in person or by proxy, (i) waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting notice, unless the Member objects to considering the matter when it is presented.

(e) Voting by Proxy. A Member may appoint a proxy to vote or otherwise act for the Member at a meeting pursuant to a written appointment form executed by the Member or the Member's duly authorized attorney-in-fact, provided that the appointment form is submitted to the Company for inclusion in the Company records. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member.

(f) Presence. Any or all Members may participate in any annual or special Members' meeting by, or through the use of, any means of communication by which all Members participating may simultaneously hear each other during the meeting. A Member so participating is deemed to be present in person at the meeting.

(g) Conduct of Meetings. At any Members' meeting, any individual appointed by a Majority in Interest of the Members shall preside or appoint a person to preside at the meeting. The Manager shall select an acting secretary to prepare minutes of the meeting which shall be placed in the minute books of the Company.

(h) Quorum; Approval. The presence of a Majority in Interest of the Members at an annual or special meeting is necessary for a quorum, unless approval of any action to be taken is required from more than a Majority in Interest of the Members, in which case the presence of at least the minimum number of Members required for approval of such action is necessary for a quorum with respect to such action. Except as set forth in Section 4.6 or otherwise in this Operating Agreement, any action proposed to be taken by the Members shall be approved upon the affirmative vote of a Majority in Interest of the Members, unless approval by more than a Majority in Interest of the Members or approval by the Manager is required by the Articles, this Agreement or the Act, in which case such action shall be approved only upon the affirmative vote of the minimum number of Members required, or only upon the approval by the Manager, as the case may be.

(i) Action by Written Consent. Any action required or permitted to be taken at a Members' meeting may be taken without a meeting if the action is taken by the Members holding Units representing not less than the minimum number of votes that would be necessary to authorize

or take such action at a meeting at which all Members entitled to vote thereon are present and voted. The written consent evidencing such action shall be signed by the requisite Members and shall be delivered to the Company for inclusion in the minutes.

Section 4.2. **Action by the Remaining Members**. Whenever the Articles, this Agreement or the Act provide for or require approval or other action by the remaining Members, or a Majority in Interest of the remaining Members (i.e., those Members, or a Majority in Interest of those Members, other than the Member in question), the approval or other action of the remaining Members, or a Majority in Interest of those Members, may be obtained or taken by written consent or agreement thereof.

Section 4.3. **Waiver of Partition**. Each Member on behalf of such Member, and such Member's successors and assigns, hereby waives any rights to have any Company property partitioned.

Section 4.4. **Limitation on Authority**. Except as set forth herein, no Member has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to make any expenditures or commitments of expenditures on behalf of the Company.**Liability**. No Member shall be liable for the debts, obligations or liabilities of the Company by reason of being a Member of the Company.**Investor Common Units Protective Provisions**. Notwithstanding any other provision contained herein, the Company shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Operating Agreement) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(b) amend, alter, or repeal any provision of this Operating Agreement or the Articles of Organization of the Company; or

(c) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary

Section 4.7. **Deemed Liquidation Event**. Each of the following events shall be considered a "Deemed Liquidation Event" unless the Requisite Holders elect otherwise by written notice sent to the Company at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which the Company or a subsidiary of the Company is a constituent party;

(b) (i) the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or (ii) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary of the Company.

Section 4.8. Participation Rights. Subject to the terms and conditions of this Section 4.8 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Member holding Investor Common Units (each, an "Eligible Member"), and each Eligible Member shall have the right, but not the obligation, to purchase up to such Member's Pro Rata Share of such New Securities.

(a) Definitions. A Member's "Pro Rata Share" means the ratio of (i) the number of Units held by such Member to (ii) the total number of Units then held by all Members. "New Securities" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

(b) Procedure. If the Company proposes to offer or sell any New Securities, it shall give notice (the "Offer Notice") to each Eligible Member, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities. Each Eligible Member will have twenty (20) days after its receipt of the Offer Notice to elect to purchase or otherwise acquire, at the price and on the general terms specified in the Offer Notice, up to such Eligible Member's Pro Rata Share of such New Securities by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Eligible Member's Pro Rata Share). At the expiration of such twenty (20) day period, the Company shall promptly notify each Eligible Member that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Member") of any other Eligible Member's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Member may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Eligible Members were entitled to subscribe but that were not subscribed for by the Eligible Members which is equal to the proportion that the Units issued and held by such Fully Exercising Member bears to the Units issued and held by all Fully Exercising Members who wish to purchase such unsubscribed shares.

(c) Failure to Exercise. If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.8(b), the Company will have one hundred twenty (120) days thereafter to offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall

be deemed to be revived and such New Securities shall not be offered or sold unless first reoffered to the Eligible Members in accordance with this Section 4.8.

ARTICLE V
GOVERNANCE OF THE COMPANY

Section 5.1. **Action by the Company | Manager**. The Company shall be managed by a single manager (the "Manager"). The Manager shall be elected or appointed by the Founding Member. The Manager, as of the Effective Date, shall be the Founding Member and notwithstanding anything contained in this Agreement to the contrary, for so long as the Founding Member owns any Units, such Founding Member shall have the right to serve as the Manager (or in the case of the Founding Member appointing a Manager, such appointed Manager shall serve as Manager). In the event of the Founding Member's death, incapacitation, or in the event Founding Member no longer owns any Units in the Company, then, the Manager shall be elected or appointed by a Majority in Interest of the Members. A Manager shall serve until the Manager's successor is duly elected and qualified. The Manager shall be vested with the day-to-day management of the Company's business, although the Manager may delegate management and other duties to one or more of the Company's officers, employees or agents, and may reasonably rely on such person(s) to perform the delegated duties capably. The Manager may, but need not, be a Member.

Section 5.2. **Time Devoted to the Company; Other Activities**. Subject to Section 5.3 hereof, a Manager shall not be required to devote all or any specific portion of his or her business time and attention to the business affairs of the Company. The Manager may undertake or engage in any other employment, occupation or business enterprise (including on a full-time basis), provided the Manager shall not be permitted to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by the Manager to be adverse to the Company or its business or prospects, financial and otherwise (other than as a stockholder owning less than five percent (5%) of the publicly traded securities of a corporation, but only if the Manager's ownership in such corporation represents a passive investment and the Manager is not a controlling person or a member of a group of controlling persons of such corporation).

Section 5.3. **Outside Activities.** The Manager is not required to manage the Company as their sole and exclusive function. The Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Except as otherwise provided in Section 5.4, neither the Company nor any Member has any rights, by virtue of this Agreement or the relationship created hereby, to a Manager's outside ventures and business activities, or the income or proceeds derived from those activities.

Section 5.4. **Fiduciary Duties; Business Opportunities.**

(a) Subject to the limitations in this Agreement, each Member (excluding any Member that is a Covered Person), Manager, and officer has the fiduciary duty of care towards the Company and its Members. The Company and each Member (excluding any Member that is a Covered Person), Manager and officer will also perform the terms of this Agreement in good faith. Neither the Company nor its Members has any fiduciary duties towards Assignees who have not been admitted to membership in the Company.

(b) The business judgment rule as interpreted and applied by Delaware courts is adopted as the standard of care applicable to the Manager and officers. The Manager and officers shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act or failure to act by a Manager or officer in good faith reliance on such advice shall in no event subject any Manager or officer, or their respective representatives, to liability to the Company or Members.

(c) The Company renounces, to the fullest extent permitted by law, any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into the possession of (i) any Member of the Company who is not an employee of the Company or any of its subsidiaries, or (ii) any holder of Investor Common Units or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Company or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "Covered Persons"). Any repeal or modification of this Section 5.4(c) will only be prospective and will not affect the rights under this Section 5.4(c) in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Operating Agreement, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with, this Section 5.4(c).

Section 5.5. Immunity from Personal Liability.

(a) No Member, Manager, officer, employee or agent of the Company will be personally liable by reason of such status under a judgment, decree, or order of a court, agency, or tribunal of any type, or in any other manner, in this or any other state, or on any other basis, for a debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise.

(b) The Manager and officers will not be liable, responsible or accountable in damages or otherwise to the Company or any Member for any action taken or failure to act on behalf of the Company within the scope of the authority conferred on the Manager or officer by this Agreement or by law unless such act or omission was performed or omitted fraudulently or in bad faith or constituted gross negligence.

(c) The status of a Person as a Member, Manager, officer, employee or agent of the Company shall not subject the Person to personal liability for the acts or omissions, including any negligence, wrongful act, or actionable misconduct, of any other Member, Manager, officer, employee or agent of the Company.

(d) The failure of the Company to observe any formalities or requirements related to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on Members for the Company's liabilities.

Section 5.6. Indemnification.

(a) To the fullest extent permitted by applicable law, (i) each Covered Person shall be indemnified, defended, and held harmless by the Company from and against any and all losses, claims, demands, costs, damages, liabilities, expenses of any nature (including, without limitation,

attorneys' fees and disbursements), judgments, fines, settlements, and other amounts (collectively, "Losses") arising from any and all claims, demands, actions, suits, or proceedings, whether civil, criminal, administrative, investigative, or otherwise (collectively, "Claims"), in which the Covered Person may be or is threatened to be involved as a party or otherwise, arising out of or incidental to the business or activities of or relating to the Company, regardless of whether the Covered Person continues to be a Covered Person at the time of any such Losses or Claims, except that no Covered Person shall be entitled to be indemnified, defended, or held harmless in respect of any Losses or Claims to the extent incurred by such Covered Person by reason of such Person's own bad faith, gross negligence or willful misconduct; and (ii) expenses incurred by a Covered Person in defending any Claims subject to this Section 5.6 shall, from time to time, upon request by the Covered Person be advanced by the Company prior to the final disposition of such Claims upon the Company's receipt of an undertaking by or on behalf of the Covered Person to repay such amount if it is later determined in a final non-appealable judicial proceeding that the Covered Person is not entitled to be indemnified as authorized in this Section 5.6; except that any indemnity or advancement under this Section 5.6 shall be provided out of and only to the extent of the Company's assets, and no other Covered Person shall have any personal liability on account thereof.

(b) Any repeal or amendment of this Agreement shall not adversely affect any right or protection of a Covered Person under this Section 5.6 existing at the time of such repeal or amendment with respect to acts or omissions occurring prior to such repeal or amendment.

(c) The rights provided by this Section 5.6 shall be in addition to any other rights to which a Covered Person may be entitled under any agreement, vote of Members or the Manager, as a matter of law or equity, or otherwise, and shall continue as to a Covered Person who has ceased to be or serve as a Covered Person with respect to claims arising out of acts or omissions occurring while such Person was a Covered Person, and shall inure to the benefit of each Covered Person's heirs, successors, assigns, and administrators.

(d) The Company may maintain insurance, at its expense, to protect itself and any Manager, officer, employee or agent of the Company against Losses or Claims, whether or not the Company would have the power to indemnify such individual against such expense, liability or loss under the Act or this Agreement.

(e) Each Covered Person shall be notified by the Company of the action or actions to be taken by the Company with respect to the indemnification provided under Section 5.6(a), including the name of any lawyer or law firm to be engaged by the Company in connection therewith. Each Covered Person may also, at their own expense, engage their own counsel in connection with the matter.

(f) A Covered Person shall provide to the Company prompt written notice of any Claims brought, threatened, asserted or commenced against such Covered Person, or any other party with respect to which such Covered Person may assert a right to indemnification under this Agreement; except that failure to provide such notice shall not in any way limit a Covered Person's rights under this Agreement. A Covered Person shall not make any admission or effect any settlement without the Company's written consent unless such Covered Person has determined to undertake his own defense in such matter and has waived the benefits of this Agreement. The

Company shall not settle any proceeding to which a Covered Person is a party in any manner which would impose any expense on such Covered Person without his written consent. Neither a Covered Person nor the Company will unreasonably withhold consent to any proposed settlement. Each Covered Person and the Company shall cooperate to the extent reasonably possible with each other and with the Company's insurers, in attempts to defend and/or settle Claims.

Section 5.7. Removal of Manager.

(a) Except as otherwise set forth herein, a Majority in Interest of the Members, together with the affirmative vote of the Founding Member, may remove the Manager with or without cause; except that, so long as the Founding Member owns any Units and such Founding Member is a Manager, such Founding Member (or in the case of a Founding Member appointing a Manager, such appointed Manager) may not be removed as Manager.

(b) Any removal of a Manager shall become effective when written notice thereof is given by Members who act to remove a Manager unless a later effective date is specified in such notice. The notice must be delivered to the Manager being removed, all remaining Managers (if any), and the Manager elected to replace the removed Manager. Should a Manager be removed who is also a Member, such removal shall not affect the Person's rights as a Member except as may otherwise be provided in the Act, the Articles, or this Agreement.

(c) A Manager may resign from his or her position as a Manager at any time by giving written notice to the Manager or the Members. Such resignation shall become effective when such notice is received, unless a delayed effective date is specified in such notice.

Section 5.8. Delegation of Certain Management Authority. The Manager may appoint such officers of the Company as designated by this Section 5.8, and may create such other offices, appoint such other officers and delegate thereto such responsibility or authority as the Manager determines to be appropriate. Any officer may be removed, either with or without cause, at any time by the Manager. The Company may pay to any officer a salary and/or bonus as compensation for services rendered to the Company, and such salaries and/or bonuses shall be treated as expenses of the Company and shall not be deemed to constitute distributions to the recipient of any profit, loss or capital of the Company.

Section 5.9. Action by Consent. Any action required or permitted to be taken at a Manager's meeting may be taken without a meeting if the action is taken by the Manager entitled to vote on the action. The action must be evidenced by one or more written consents describing the action taken and delivered to the Company for inclusion in the minutes.

Section 5.10. Presence. A Manager may participate in any meeting by, or through the use of, any means of communication by which all Managers participating may simultaneously hear each other during the meeting. A Manager so participating is deemed to be present in person at the meeting.

Section 5.11. Quorum of the Manager's Meeting. The presence of the Manager is required to constitute a quorum for the transaction of business at any meeting of the Manager.

Section 5.12. **Conduct of Meetings**. At any Manager's meeting, the Manager shall preside at the meeting, and shall appoint a person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting, which shall be placed in the minute books of the Company.

ARTICLE VI
ACCOUNTING AND RECORDS

Section 6.1. **Appointment of Partnership Representative**. The Manager and Members hereby agree and acknowledge that effective as of January 1, 2018 (the "Audit Tax Effective Date"), pursuant to Chapter 63 of Subtitle F of the Code, as amended by the Bipartisan Budget Act of 2015 and as the same may be further amended from time to time, if the Company shall subsequently have more than one Member and be taxed as a partnership, the tax treatment of any adjustments to items of income, gain, loss, deduction, or credit on account of any Interest (or portion thereof) for a taxable year, and the applicability of any penalty, addition to tax, or additional amount which relates to a tax adjustment to an Interest (or portion thereof), shall be determined, assessed, and collected at the Company level, unless otherwise provided for herein and elected by the Partnership Representative (the "Audit Tax"). Effective as of the Audit Tax Effective Date, and for all subsequent taxable years, the Manager shall be the "Partnership Representative" of the Company, pursuant to Section 6223(a) of the Code, unless a different Partnership Representative is designated by the Manager. The Partnership Representative may be removed and replaced by the Manager.

(a) Effective as of the Audit Tax Effective Date, the Partnership Representative, shall have the following rights and responsibilities (in addition to any other rights and responsibilities provided for Partnership Representatives in the Code) with respect to any Audit Tax: (i) to make any elections available pursuant to the Code, (ii) to waive the applicable statute of limitations or other defenses, (iii) to communicate with the Internal Revenue Service and agree to settle any Audit Tax, (iv) to determine, at such time as any Audit Tax is agreed-to by the Company and the Internal Revenue Service (if any) (1) the allocation of any such Audit Tax among the Members in accordance with this Agreement, or (2) to pay such Audit Tax on each Member's behalf at the Company level, and (v) to withhold distributions or charge any Audit Tax against the relevant Member's Capital Account.

(b) Each Member shall use such Member's best efforts to deliver to the Partnership Representative any and all information reasonably requested by the Partnership Representative in the performance of such Partnership Representative's obligations pursuant to this Section 6.1 (which information may be freely disclosed to the Internal Revenue Service or other relevant taxing authorities).

(c) Notwithstanding anything to the contrary contained herein, to the extent that any Audit Tax is issued to the Company as a result of the failure, action, or inaction of (i) any specific Member or Members, then any such Audit Tax shall be paid exclusively by such Member or Members, or (ii) the Company, then any Audit Tax shall be paid by the Members on a pro-rata basis according to the Company Interests of the Members.

(d) The Members hereby agree and acknowledge that the requirements of this Section 6.1 with respect to Audit Tax attributable to any Member during the period of such Member's membership in the Company shall survive the termination of this Agreement or the dissociation of such Member. In the event that an Audit Tax is assessed and attributable due to the failure, action, or inaction of the Company as described in Section 6.1(c)(ii) above, any Member who transferred all or any portion of such Member's Interest in the Company to an Assignee or Substituted Member pursuant to this Agreement, shall continue to be liable for such Member's pro-rata portion of such Audit Tax for the period of time during such taxable year that such Member owned such Interest or portion, and thereafter, such Assignee or Substituted Member shall be liable for its pro-rata portion of such Audit Tax with respect to such Interest or portion thereof accounting for the period of time during the applicable tax year that such Assignee or Substituted Member owned such Interest or portion thereof.

(e) Each Member hereby releases and forever discharges the Partnership Representative from all claims, causes of action, and demands, whatsoever, such Member now has or hereafter may have on account of damage, loss, or injury resulting from the actions or inactions of the Partnership Representative undertaken in good faith and pursuant to this Section 6.1.

Section 6.2. Records and Accounting. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with Generally Accepted Accounting Principles ("GAAP") or such other commercially reasonable accounting method determined by the Manager. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. The fiscal year of the Company for financial reporting and for federal income tax purposes shall be the calendar year.

Section 6.3. Access to Records. The books and records of the Company, to the extent required by the Act, shall be maintained at the Company's Principal Office, and each Member, and his, her, or its duly authorized representative, to the extent required by the Act, shall have access to where they are located and have the right to inspect and copy them during ordinary business hours.

Section 6.4. Delivery of Tax Information, Budget, and Financial Statements. The Company shall use its best efforts to deliver to each Member within ninety (90) days after the end of each fiscal year all information necessary for the preparation of such Member's federal and state income tax returns. In addition, the Company shall deliver to each holder of Investor Common Units:

(a) as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company (i) an unaudited balance sheet as of the end of such year and (ii) unaudited statements of income and of cash flows for such year, and a comparison between (x) the actual amounts as of and for such fiscal year and (y) the comparable amounts for the prior year and as included in the Budget (as defined in Section 6.4(c) below) for such year, with an explanation of any material differences between such amounts and a schedule as to the sources and applications of funds for such year;

(b) as soon as practicable, but in any event within forty-five (45) days after the end of the second quarter of each fiscal year of the Company, unaudited statements of income and cash flows for the first half of such fiscal year, and an unaudited balance sheet as of the end of such fiscal quarter; and

(c) as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company (such budget and business plan that is approved by the Manager is collectively referred to herein as the "Budget").

Section 6.5. **Accounting Decisions**. All decisions as to accounting matters, except as otherwise specifically set forth in this Agreement, shall be made in accordance with GAAP or such other commercially reasonable accounting method determined by the Manager. The Manager may rely upon the advice of the Company's accountants as to whether such practices are in accordance with the Company's accounting methods and proper federal income tax applications.

Section 6.6. **Federal Income Tax Elections**. The Company may make, but is not required to make, all elections for federal income tax purposes, including, but not limited to, the following:

(a) To the extent permitted by applicable law and regulations, elect to use an accelerated depreciation method on any depreciable unit of the assets of the Company; and

(b) In case of a transfer of all or part of the Interest of any Member, the Company may elect, pursuant to Sections 734, 743, and 754 of the Code to adjust the basis of the assets of the Company.

ARTICLE VII
ALLOCATIONS AND DISTRIBUTIONS

Section 7.1. **Allocation of Net Income, Net Loss or Capital Gains**. Except as may be expressly provided otherwise in this Article VII, and subject to the provisions of Sections 704(b) and 704(c) of the Code, Capital Account Profits and Capital Account Losses for each tax year of the Company shall be allocated to the Members on a pro rata basis in accordance with the Units.

Section 7.2. **Special Allocations**. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(f), notwithstanding any other provision of this Article VII, if there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.704- 2(j)(2). This Section 7.2(a) is intended to

comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Debt Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), notwithstanding any other provision of this Article VII, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 7.2(b) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 7.2(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article VII have been tentatively made as if this Section 7.2(c) were not in the Agreement.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any fiscal year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 7.2(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article VII have been made as if Section 7.2(c) hereof and this Section 7.2(d) were not in the Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year shall be specially allocated among the Members in proportion to their Percentage Interests.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i)(1).

(g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of the Member's Interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their Interests in the Company in the event Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

Section 7.3. Curative Allocations. The allocations set forth in Section 7.2(a) through Section 7.2(f) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 7.3. Therefore, notwithstanding any other provision of this Article VII (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss, or deduction so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 7.1.

Section 7.4. Section 704(c) Allocations. In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property that is treated as having been contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value in Schedule I); provided that such allocations shall be based upon the "traditional method" described in the Treasury Regulations under Section 704(c) of the Code. In the event that Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (iv) of the definition of Gross Asset Value in Schedule I, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Section 704(c) of the Code and the Treasury Regulations thereunder; provided that such allocations shall be based upon the "traditional method" described in the Treasury Regulations under Section 704(c) of the Code.

Section 7.5. Distributions.

(a) To the extent of Available Cash and to the extent permitted by the Act, the Company shall within ninety (90) days after the end of each taxable year (the exact date of the distribution as determined by the Manager) make pro rata distributions to the Members and Assignees (if any), in cash, to cover the Members' and Assignees' local, state and federal income tax liability (determined at the highest effective income tax rate applicable to any Member or Assignee with respect to the Company's applicable tax year) with respect to the taxable income of the Company for such taxable year (collectively, the "Tax Distributions"). Notwithstanding the

forgoing, the Company may withhold Tax Distributions with respect to any taxable year upon the written consent of the Manager and the Requisite Holders.

(b) To the extent permitted by the Act, the Company shall within one hundred twenty (120) days after the end of each fiscal year, distribute all Available Cash remaining after the distribution of the Tax Distributions described in Section 7.5(a), if any, to the Members and Assignees (if any) as follows:

(i) First, to each Member and Assignee holding Investor Common Units in proportion to his, her or its respective Capital Contributions, until such time as each such Member and Assignee holding Investor Common Units has received aggregate distributions (including any Tax Distributions) equal in value to that such Member's or Assignee's paid-in Capital Contribution;

(ii) Second, to each Member and Assignee holding Founder Common Units in proportion to his, her or its respective Capital Contributions, until such time as each such Member and Assignee holding Founder Common Units has received aggregate distributions (including any Tax Distributions) equal in value to that such Member's or Assignee's paid-in Capital Contribution; and

(iii) Third, to each of the Members and Assignees in proportion to their respective Percentage Interests, but at all times taking into account any Company valuation thresholds or participation thresholds contained in any documents granting a Member any Profits Interest Units and above which such Profits Interest Units may participate in distributions.

(c) For the purposes of this Section 7.5, any reference to Assignee's Capital Contribution or distribution shall mean the Capital Contribution or distribution attributable to the Interest held by the Assignee.

Section 7.6. "Clean Cut-Off"; Allocation of Income and Loss and Distributions in Respect of Interests Transferred.

(a) If any Interest is transferred, or is increased or decreased by reason of the admission of an Additional Member or otherwise, during any fiscal year of the Company, each item of net income, gain, loss, deduction, or credit of the Company for such fiscal year shall be assigned to each day in the particular period of such fiscal year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred), and the amount of each such item so assigned to any such day shall be allocated to the Member based upon the Member's respective Percentage Interest at the close of such day.

(b) Authorized distributions of Company assets in respect of an Interest shall be made only to the Members who, according to the books and records of the Company, are the holders of record of the Interests in respect of which such distributions are made on the actual date of distribution. Neither the Company nor any Member shall incur any liability for making distributions in accordance with the provisions of the preceding sentence, whether or not the Company or the Member has knowledge or notice of any transfer or purported transfer of ownership of an Interest which has not met the requirements of Article VIII. Notwithstanding any

provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company shall be allocated solely to the parties owning Interests as of the date such sale or other disposition occurs.

ARTICLE VIII
RESTRICTIONS ON WITHDRAWAL AND TRANSFERS OF INTERESTS

Section 8.1. **Withdrawal**. No Member shall withdraw from the Company or otherwise voluntarily cause an Event of Dissociation as to that Member except upon the express written consent of a Majority in Interest of the Members. Notwithstanding anything contained herein to the contrary, upon any such withdrawal or other voluntarily caused Event of Dissociation, the Member shall be an Assignee as to the Member's Units but shall not be entitled to have the Member's Interest redeemed or to otherwise receive any distribution or other payment on account of the Member's withdrawal or other voluntarily caused Event of Dissociation. The Company may recover damages for breach of this Section 8.1 and may offset the Company's damages against any amount owed to a Member for distributions or otherwise.

Section 8.2. **Permitted Transfers**.

(a) For purposes of this Agreement, the following shall be considered "Permitted Transfers":

(i) With respect to each Member who is a natural person

(A) any Transfer of Units to (A) a trustee of a trust or custodian of a custodianship for the benefit of the Member and/or any descendant, ancestor or the spouse of such Member so long as such Member is the sole trustee of the trust or the sole custodian of such custodianship; (B) a family limited partnership of which the Member is the sole general partner; (C) a limited liability company of which the Member is the sole managing member or sole manager; or (D) any other Transfer of Units for estate planning purposes, which pursuant to the governing instruments for such Transfer, cannot be distributed other than to said Member during said Member's lifetime;

(B) a Transfer to the Company (to the extent permitted under this Agreement); and

(ii) With respect to each Member that is an Entity

(A) a Transfer to the general or limited partner(s) or an Affiliate of a Member; or

(B) a Transfer to the Company (to the extent permitted pursuant to this Agreement).

(b) In connection with and as a condition precedent to any Permitted Transfer, the transferee (the "Permitted Transferee"), if not currently a party to this Agreement, shall execute a

joinder agreement to this Agreement in the form determined by a Majority in Interest of the Members, and shall be bound by the terms hereof as a Member hereunder.

(c) With respect to any Permitted Transfer, the Company may accept such evidence of Transfer of Units as it considers appropriate in its sole discretion.

Section 8.3. Basic Restrictions on Transfer. None of the Units of any Member or any portion thereof shall be the subject of a Transfer, unless: (a) the Transfer is a Permitted Transfer, or (b) the Member has fully complied with the provisions of Section 8.7 and then only in strict accordance with Section 8.7. Any Transfer or purported Transfer not in compliance with this Article VIII shall be null and void.

Section 8.4. Further Restrictions on Transfer. In addition to the restrictions set forth in Section 8.3, no Member shall Transfer all or any part of the Member's Interest: (a) without registration under applicable federal and state securities laws, unless an exemption therefrom applies and, if requested by the Company, the Member delivers an opinion of counsel satisfactory to the Company, that registration under any such laws is not required; or (b) if the Interest or portion thereof, when added to the total of all other Interests sold or exchanged in the preceding twelve (12) consecutive months prior thereto, would result in the termination of the Company for tax purposes under Section 708 of the Code, unless otherwise approved by a Majority in Interest of the Members.

Section 8.5. Status of Transferee and Transferor. Notwithstanding anything contained in this Agreement to the contrary, any transferee or recipient of a Unit or Units subject to an effective Transfer by a Member, other than a Permitted Transferee or Member, shall be an Assignee and shall have no right to (a) vote any Units or portion thereof subject to the Transfer or to otherwise participate in the management of the business or affairs of the Company; (b) become a Substitute Member or otherwise exercise any rights of a Member; or (c) have access to the Company records; unless a Majority in Interest of the Members, approve the admission of the Assignee as a Substitute Member and the Assignee executes documentation satisfactory to the remaining Members accepting and adopting the terms of this Agreement. The transferor in a Transfer of the transferor's entire Interest to an Assignee shall cease to be a Member and shall not have any power to exercise any rights of a Member; except that such transferor is not released from any unpaid contributions or other liability.

Section 8.6. Pledge of Interests. The pledge or granting of a security interest, lien or other encumbrance in or against all or any portion of a Member's Interest shall be a Transfer subject to the restrictions of this Article VIII.

Section 8.7. Right of First Refusal. Unless the Transfer is a Permitted Transfer, any Transfer is subject to the following restrictions set forth in this Article VIII:

(a) A Member or Assignee who desires to sell all or any portion of his, her or its Units ("Transfer Units") to any party (a "Transferring Person") shall first deliver a written notice (the "Offer Notice") to the remaining Members of his, her or its intention to sell such Transfer Units one hundred twenty (120) days prior to the date that any Transferring Person desires for any Transfer to become effective. The value of any Transfer Units shall be determined pursuant to the

procedure identified in Section 9.2(c) and the Transferring Person shall bear the cost of any appraisal necessary hereunder. Within ten (10) days of the appraisal conducted hereunder, the Transferring Person shall furnish a copy of the offer to Transfer the Units, the price per Transfer Unit, and any proposed documentation for the transaction (the "Offer") to the Manager and the remaining Members.

(b) Each of the remaining Members (not Assignees), on a basis pro rata to the Units of the remaining Members, shall have the right to purchase the Transfer Units upon the same terms and conditions stated in the Offer, which right to purchase shall be exercised by delivering a written notice to the Transferring Person of such Member's intention to do so within thirty (30) days after receipt of the Offer (the "Member Offer Period"). If the remaining Members do not elect to purchase all of the Transfer Units, the Company shall deliver a written notice to the Transferring Person and the remaining Members to that effect no later than fifteen (15) days after receipt of the Offer Notice (the "Secondary Notice").

(c) If the remaining Members have not elected to purchase all of the Transfer Units within the Member Offer Period, then the Company shall have the right to purchase the Transfer Units not elected to be purchased by the remaining Members upon the same terms and conditions stated in the Offer by delivering written notice to the Transferring Person no later than thirty (30) days after receipt of the Secondary Notice (the "Company Offer Period").

(d) If options to purchase have been exercised by the Company and the remaining Members with respect to some but not all of the Transfer Units by the end of the Company Offer Period, then the Transferring Person shall, immediately after the expiration of the Company Offer Period, send written notice to those members who fully exercised their rights pursuant to Section 8.7(b) within the Member Offer Period (collectively, the "Exercising Members"). Each Exercising Member shall, subject to the provisions of this Section 8.7(d), have an additional option (but not the obligation) to purchase all or any part of the balance of any such remaining Transfer Units on the terms and conditions set forth in the Offer. To exercise such option, an Exercising Member must deliver written notice to the Transferring Person and the Company within ten (10) days after the expiration of the Company Offer Period. In the event there are two or more such Exercising Members that choose to exercise the last-mentioned option ("Option Exercising Members") for a total number of remaining Transfer Units in excess of the number available, the remaining Transfer Units shall be allocated to each Option Exercising Member on a basis pro rata to the Units of all Option Exercising Members. If the options to purchase the remaining Transfer Units are exercised in full by the Option Exercising Members, the Company shall immediately notify all of the Option Exercising Members and the Transferring Person of that fact.

(e) If, after the expiration of the time periods set forth above, the Transfer Units elected to be purchased by the Company and the Members do not equal the total Transfer Units contained in the Offer, then the Transferring Person shall be entitled to consummate the proposed sale of the remaining Transfer Units, provided that such sale is (i) on the same terms as set forth in the Offer and (ii) consummated within forty-five (45) days of the expiration of the last applicable time period set forth above.

(f) A third party to whom a Transfer is made under this Section 8.7 shall be an Assignee and not a Substitute Member unless and until admitted as such in accordance with Section 8.5.

Section 8.8. Tag-Along Rights.

(a) If at any time the Members wish to sell any Units owned by him, her, or it (the "Selling Party") to any Third Party (other than any Permitted Transferee of such Selling Party or any other Member) (the "Third Party Purchaser"), the Selling Party shall cause a written notice of the offer by the Third Party Purchaser to purchase such Units (a "Tag-Along Notice") to be delivered to each of the other Members, setting forth the price per Unit to be paid by the Third Party Purchaser, the identity of the Third Party Purchaser, and the other principal terms and conditions of the Third Party Purchaser's offer to purchase such Units. Upon receipt of the Tag-Along Notice, each of the other Members shall have the right to offer for sale to the Third Party Purchaser, as a condition of such sale by the Selling Party, the Units then held by such Member in an amount equal to his, her, or its pro rata share of the Units proposed to be sold by the Selling Party to the Third Party Purchaser at the same price per Unit and on the same terms and conditions as involved in such sale by the Selling Party. Each Member shall notify the Selling Party of his, her, or its intention to sell his, her, or its Units, pursuant to this Section 8.8, as soon as practicable after receipt of the Tag-Along Notice, but in no event later than ten (10) days after receipt thereof (the "Tag Period"), which notification shall be in accordance with the notice provisions of Section 15.09 below. The Selling Party, and each other Member intending to sell Units hereunder, shall sell to the Third Party Purchaser all, or at the option of the Third Party Purchaser, any part of the Units proposed to be sold by them at not less than the price per Unit and upon other terms and conditions, if any, not more favorable to the Third Party Purchaser than those set forth in the Tag-Along Notice; provided, however, that any purchase of less than all of such Units by the Third Party Purchaser shall be made from the Selling Party and each other Member intending to sell Units hereunder on a pro rata basis, determined by dividing the number of Units then held by each such Member by the total number of Units held by all Participating Members (as defined in Section 8.10 below).

(b) The Members' rights under this Section 8.8 shall be assignable to any subsequent purchaser of such Members' Units, whether or not such subsequent purchaser becomes an Additional Member or a Substitute Member of the Company.

Section 8.9. Drag-Along Rights.

(a) At any time prior to the consummation of a Qualified Public Offering, upon the written consent or affirmative vote of a Majority in Interest of the Members, including the Requisite Holders consenting or voting together as a separate class (collectively, the "Selling Members"), may, in connection with a bona fide offer by a Third Party to acquire for value at least a majority of the then outstanding Units (a "Drag-Along Offer"), require each other Member to sell to such Third Party that percentage of the Units then held by such Member (calculated based upon the total number of Units which such Member owns or has the right to acquire pursuant to outstanding options, warrants, and convertible securities) as shall be equal to the percentage obtained by dividing the number of Units to be sold to such Third Party by the Members, taken as a group, by the aggregate number of Units then held by the Members, taken as a group. If the

Selling Members elect to exercise their right to compel a sale pursuant to this Section 8.9, the Selling Members will cause a written notice of the Drag-Along Offer (the "Drag-Along Notice") to be delivered to each of the other Members, pursuant to Section 15.9, setting forth the aggregate consideration, the identity of the Third Party, and the other principal terms and conditions thereof.

(b) The Selling Members will have ninety (90) days from the date the Drag-Along Notice is provided to the other Members to consummate the sale to the Third Party, at the price and on the terms substantially similar to those set forth in such Drag-Along Notice, of all of the Units subject to the Drag-Along Offer. If the sale to the Third Party is not completed during such ninety (90)-day period, then the other Members will be released from their obligations with respect to such Drag-Along Notice.

Section 8.10. Provisions Applicable to Right of First Refusal, Tag-Along and Drag-Along Rights.

(a) Each Member participating in a proposed sale under Sections 8.7, 8.8, or 8.9 (a "Participating Member"), whether in his, her, or its capacity as a Member, Manager, or officer of the Company, or otherwise, shall take or cause to be taken all such actions as may be necessary or desirable in order expeditiously to consummate such sale and any related transactions, including without limitation executing, acknowledging, and delivering consents, assignments, waivers, and other documents or instruments; furnishing information and copies of documents; filing applications, reports, returns, filings, and other documents or instruments with governmental authorities.

(b) The closing of a sale pursuant to Sections 8.7, 8.8, or 8.9 shall take place at such time and place as the selling party, the Transferring Person (in the case of a sale under Section 8.7), Selling Party (in the case of sale under Section 8.8), or the Selling Members (in the case of a sale under Section 8.9) shall specify, by notice to each Participating Member. At the closing, each Participating Member shall deliver notice of the number of Units to be sold by such Participating Member, accompanied by a duly executed instrument of assignment, with signature guaranteed, free and clear of any liens or encumbrances, with any stock (or equivalent) transfer tax stamps affixed, against delivery of the applicable consideration.

ARTICLE IX
DISSOCIATION OF A MEMBER

Section 9.1. Dissociation. A Person ceases to be a Member upon the occurrence of any of the following events (each an "Event of Dissociation"):

(a) The Person withdraws from the Company, including any retirement or resignation from membership in the Company (as opposed to retirement or resignation merely from employment with the Company or any position as an officer of the Company);

(b) A Transfer of the Person's entire Interest, whether or not the Assignee is admitted as a Substitute Member;

(c) In the case of a Person who is an individual, the individual's death or adjudication by a court of competent jurisdiction of the individual's mental incompetency or insanity;

(d) In the case of a Person who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust, but not merely the substitution of a new trustee;

(e) In the case of a Person that is a partnership, limited partnership, limited liability partnership or limited liability company, the dissolution and commencement of winding up of the partnership, limited partnership, limited liability partnership or limited liability company;

(f) In the case of a Person that is a corporation, the dissolution of the corporation;

(g) In the case of a Person that is an estate, the distribution by the fiduciary of the estate's entire Interest in the Company;

(h) In the case of a Person who receives any portion of a Member's Interest upon entry, by any court of competent jurisdiction, of a final divorce decree terminating the marriage between a Member and such Member's spouse; or

(i) Bankruptcy of the Person.

For the avoidance of any doubt, an Event of Dissociation described in Section 9.1(h) shall apply only to the former spouse of a Member or any other Person who receives any portion of a Member's Interest pursuant to a final divorce decree. In no event shall a Member cease to be a Member of the Company as to that portion of such Member's Interest that the Member continues to own immediately after the entry of such final divorce decree.

Section 9.2. **Rights of Dissociating Member**. Upon an Event of Dissociation as to a Member, except as may be otherwise expressly provided in this Agreement:

(a) if the dissociation causes a dissolution and winding up of the Company under Article XI, the Member shall be entitled to participate in the winding up of the Company to the same extent as any other Member, except that if the Event of Dissociation is a breach of this Agreement, any distributions to which the Member would have been entitled shall be reduced by any damages sustained by the Company as a result of the dissolution and winding up; and

(b) if the Event of Dissociation does not cause a dissolution and winding up of the Company under Article XI, the Member shall not be entitled to any distribution solely by reason of the Member's dissociation, and thereafter shall only be entitled to participate as an Assignee in the Company; except, however, the remaining Members and the Company shall have the right to purchase such Member's Units pursuant to Section 8.7, as if the Member's Units were available for sale by their own volition, with the valuation of the Member's Units determined pursuant to the provisions set forth in Section 9.2(c). The Member shall not be entitled to a redemption of the Member's Interest or otherwise receive the value of the Member's Interest until such time, and in the manner, provided under Article XI for the dissolution and winding up of the Company.

(c) If a Manager is advised by legal counsel that any applicable law or regulation either prohibits the continuing membership of an existing Member or causes the successful operation of

the Company to be jeopardized by the continued membership of any Member, the Member will cease to be a Member and will thereafter hold such Member's Interest as an Assignee, except that the remaining members may purchase the Interest for an amount equal to the Fair Market Value of such Member's Interest, with the "Fair Market Value" being the amount agreed upon by the Dissociating Member and the remaining Members, unless they are unable to agree upon the Fair Market Value within thirty (30) days after the governing authority finds that a member is unsuitable to hold that interest (or, in the case of a Transferring Person, thirty (30) days from the Offer Notice), then the Fair Market Value shall be determined by an appraisal conducted by the Company's then-current accountant, using the Company's book value. The Dissociating Member shall bear the cost of any appraisal hereunder.

(d) Promissory Note. For any Units purchased by the Company or the remaining Members pursuant to Section 8.7(c) or this Section 9.2, as the case may be, such purchasing party shall, in such purchasing party's sole discretion, have the right to pay the purchase price with respect to such purchased Units in the form of an unsecured promissory note, which such promissory note shall possess a term not to exceed five (5) years, bearing interest at the applicable federal rate, and principal and interest payments shall be made by the purchasing party in quarterly installments.

ARTICLE X
ADDITIONAL MEMBERS AND UNITS

Section 10.1. Additional Units. The Company may issue additional Units by sale or other issuance to existing Members or other Persons, but only upon the written consent or affirmative vote of the Manager and the Requisite Holders in favor of such issuance of additional Units. Any such sale or other issuance of Units shall be made in accordance with the Articles and this Agreement. As a condition to such issuance, Additional Members acquiring such Units shall execute this Agreement and all other documents and instruments as the Company may require and shall become Members with regards to such Units upon the date the last of such agreements are executed, including an counterpart signature page substantially similar in form to that set forth on Exhibit B, which is attached hereto and herein incorporated by reference.

Section 10.2. Allocations. Additional Units shall not be entitled to any retroactive allocation of the Company's income, gains, losses, deductions, credits, or other matters of any kind; provided that additional Units shall be entitled to their respective share of the Company's income, gains, losses, deductions, credits, and other matters of any kind arising under contracts entered into before the effective date of the issuance of any additional Units to the extent that such income, gains, losses, deductions, credits, and other matters of any kind arise after such effective date. The Company's books may be closed at the time additional Units are issued (as though the Company's tax year had ended), or the Company may credit to the additional Units pro rata allocations of the Company's income, gains, losses, deductions, credits, and other matters of any kind for that portion of the Company's fiscal year after the effective date of the issuance of the additional Units, such allocations to be effected in a manner consistent with Article VII.

ARTICLE XI
DISSOLUTION AND WINDING UP

Section 11.1. **Dissolution**. The Company shall be dissolved and its affairs wound up on the first of the following to occur:

(a) At the time or on the occurrence of events specified in the Articles or this Agreement;

(b) At least a Majority in Interest of the Members, including the Founding Member, consents in writing to the dissolution of the Company; or

(c) A decree of judicial dissolution is entered pursuant to statute.

Notwithstanding any other provision of this Agreement or the Act, the Members hereby agree that the business of the Company shall be continued upon the occurrence of an Event of Dissociation and that the Company shall not be dissolved upon the occurrence of an Event of Dissociation other than pursuant to the terms of this Section 11.1.

Section 11.2. **Winding Up**. Upon dissolution, the Manager shall cause the Company to wind up and liquidate the business and affairs of the Company, and the Company may only carry on business that is appropriate to wind up and liquidate the business and affairs of the Company, including the following: (a) collecting the Company's assets; (b) disposing of properties that will not be distributed in kind to Members; (c) discharging or making provision for discharging liabilities; (d) distributing the remaining property among the Members; and (e) doing every other act necessary to wind up and liquidate the business and affairs of the Company. The Members shall follow the procedure for disposing of known claims set forth in Article 8.

Section 11.3. **Distribution of Assets**. Upon the winding up of the Company, the assets shall be distributed as follows:

(a) To creditors, including Members who are creditors to the extent permitted by law, in the order of priority as provided by law to satisfy the liabilities of the Company whether by payment or by the establishment of adequate reserves, excluding liabilities for distributions to Members pursuant to Article VII;

(b) To Members to repay any loans to the Company or to satisfy any liabilities for distributions pursuant to Article VII which remain unpaid; and

(c) To the distribution and payment to the persons and in the order of priority set forth in Section 7.5(b) above.

ARTICLE XII
AMENDMENTS

Section 12.1. **Proposal of Amendments**. Amendments to the Articles and this Agreement may be proposed in writing by any Member. Copies of any amendments proposed to be made pursuant to this Section 12.1 shall be sent to the Members.

Section 12.2. **Approval of Amendments**. A proposed amendment shall be approved by written consent or voted upon at either an annual meeting or a special meeting of the Manager and the Members entitled to vote thereon, duly called for the purpose of voting on the amendment. Such votes shall be exercised as provided in Article V, and such amendment shall be approved by (i) the Manager, (ii) the Founding Member, and (iii) the Requisite Holders, voting as a separate class. Upon approval of any amendment, all Members, whether or not they consented to such amendment, shall be deemed to have consented to and shall be bound by the terms and provisions thereof as if they had so consented.

ARTICLE XIII
RESTRICTIVE COVENANTS

Section 13.1. **Trade Secrets**. The Members' conduct shall, at all times, conform to the requirements of the Indiana Trade Secrets Act, I.C. 24-2-3-1, *et seq*. ("Trade Secrets Act"). At all times during a Member's membership, and also upon and following termination of such membership for any reason or no reason, such Member, except with the prior written consent of the Company, and as provided elsewhere in this Section 13.1, shall keep confidential and not misappropriate, use, disclose, reproduce, distribute, or otherwise disseminate, to or for any third party, any privileged, confidential, or proprietary information of the Company, constituting trade secrets within the meaning of the Trade Secrets Act, including but not limited to the professional and business practices, methods and plans, intellectual property, suppliers, vendors, and financial statements of the Company. The Members further recognize and agree that a violation of the confidentiality obligations set forth in this Section may be remedied through judicial or other legal proceedings and that penalties for such a violation may include forfeit of profits, payment of royalties, compensatory damages, punitive damages, injunctive relief, and recovery of attorneys' fees. The Members may ask the Company to render an opinion as to whether the Company considers certain knowledge to be a trade secret, if such a question should arise.

Section 13.2. **Proprietary Information**. In the course of the Members' association with the Company, the Members may acquire valuable proprietary data and other confidential information with respect to the Company's business ("Proprietary Information"). At all times during a Member's membership and for a period of three (3) years following termination of such membership for any reason or no reason, such Member shall not disclose, cause to be disclosed, or otherwise allow to be disclosed, any Proprietary Information and all electronic embodiments thereof of the Company that, while not constituting a "trade secret" within the meaning of the Trade Secrets Act, possesses actual or potential, independent economic value to the Company. The Members may ask the Company to render an opinion as to whether the Company considers certain knowledge or information to be Proprietary Information as defined in this Section 13.2, if such a question should arise. The Members further recognize and agree that a violation of the confidentiality obligations set forth in this Section 13.2 may be remedied through judicial or other legal proceedings, and that penalties for such a violation may include forfeit of profits, payment of royalties, compensatory damages, punitive damages, injunctive relief, and recovery of attorneys' fees.

Section 13.3. **Remedies**. The Members acknowledge and stipulate that, by virtue of their relationship with the Company and the Members' knowledge of the affairs, business, and operations of the Company, and also the uniqueness and prospects of the Company's products and

services, irreparable loss, damage and injury will be suffered by the Company if any Member should breach or violate any of the terms or provisions of the covenants contained in this Article XIII. In the event of breach, or threatened breach, of any such provisions, the Company shall be entitled to seek damages, if determinable, and, at the option of the Company, injunctive relief. In addition, the Company shall be entitled to all reasonable attorneys' fees incurred in the enforcement of the provisions contained in this Article XIII. The Members hereby waive any requirement that the Company post bond or security when seeking to enforce any provision herein. The Members hereby waive any claim that the Company has an adequate remedy at law in the event of a breach, or a threatened breach, of this Article XIII. The remedies herein provided may be cumulative and no single remedy may be construed as exclusive of any other or of any remedy provided at law. Failure to exercise any remedy at any time shall not operate as a waiver of the right to exercise any remedy for the same or subsequent breach at any time thereafter.

ARTICLE XIV
DISPUTE RESOLUTION

Section 14.1. Negotiation. If there is a dispute regarding the interpretation of this Agreement or the enforcement of a Member's rights or obligations under this Agreement ("Dispute"), the Members agree, to the fullest extent permitted by law, to use the following procedure to resolve the Dispute:

(a) A meeting shall be held promptly between the applicable Members to attempt in good faith to negotiate a resolution of the Dispute.

(b) If, within fifteen (15) calendar days after the meeting that is required by Section 14.1(a), the applicable Members have not succeeded in negotiating a resolution of the Dispute, any Member involved in the Dispute may provide notice the other applicable Members that it desires to send the Dispute to arbitration pursuant to Section 14.2.

Section 14.2. Arbitration. If any Dispute is sent to arbitration pursuant to Section 14.1, then:

(a) The applicable Members shall select a mutually-agreed-upon arbitrator. If the applicable Members are unable to mutually-agree upon an arbitrator, then the American Arbitration Association (the "AAA") shall select an arbitrator in accordance with AAA rules. Promptly after an arbitrator has been selected, as mutually agreed upon by the applicable Members, but in no event later than thirty (30) calendar days after the notice to send the Dispute to arbitration required in Section 14.1, at a date to be set by the arbitrator, an arbitration hearing shall be held in Indianapolis, Indiana (or such other location as mutually agreed by the applicable Members). The Commercial Arbitration Rules of the AAA shall apply at the arbitration hearing, and the arbitrator shall allow each side of the Dispute to present, in the presence of the other Members, its case, including opening statement, evidence, witnesses, if any, and summation. The arbitrator shall render their decision within thirty (30) calendar days after the hearing.

(b) The decision and award, if any, of the arbitrator shall be final, binding and non-appealable. Any award shall provide for the entire costs and expenses of the arbitration, including reasonable attorneys' fees, by the losing Member(s) where it is determined that the arbitration has

been made necessary by the refusal or failure of that Member, or those Members, to negotiate in good faith the matter that is the subject matter of the arbitration. If no such determination is made, each Member shall bear its own costs and expenses. Judgment may be entered on any award so rendered in any court of competent jurisdiction.

(c) In order to be eligible to serve as an arbitrator pursuant to this Section 14.2, an arbitrator must have a minimum of ten (10) years of experience arbitrating commercial contract disputes.

Section 14.3. Injunctions. Notwithstanding the provisions of this Article XIV, a Member may seek (a) a preliminary injunction or other preliminary judicial relief if in its good faith judgment such action is necessary to avoid irreparable harm and (b) any other judicially imposed remedy for a breach of this Agreement if, in either instance a Member can show that any other necessary Member to such controversy is not attempting in good faith to proceed forward with the mediation process as required by Section 14.1 and the arbitration process as required in Section 14.2.

Section 14.4. Continued Performance. While the procedures set forth in this Article XIV are being followed, the Members shall continue to perform their respective obligations under this Agreement.

ARTICLE XV
MISCELLANEOUS

Section 15.1. Complete Agreement. This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members with respect to its subject matter. This Agreement and the Articles replace and supersede all prior agreements by and among the Members or any of them. This Agreement and the Articles supersede all prior written and oral statements and no representation, statement, or condition or warranty not contained in this Agreement or the Articles will be binding on the Members or have any force or effect whatsoever.

Section 15.2. Governing Law. This Agreement and the rights of the parties under this Agreement shall be governed by, and interpreted and enforced in accordance with, the laws of the State of Indiana.

Section 15.3. Binding Effect; Conflicts. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective distributees, successors and assigns. This Agreement is subject to, and governed by, the Act and the Articles. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the Act or the provisions of the Articles, the provisions of the Act or the Articles, as the case may be, will be controlling.

Section 15.4. Headings; Interpretation. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement. The singular shall include the plural, and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires.

Section 15.5. **Severability**. If any provision of this Agreement is held to be illegal, invalid, unreasonable, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, unreasonable, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, unreasonable, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, unreasonable, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, unreasonable, or unenforceable provision as may be possible and be legal, valid, reasonable, and enforceable.

Section 15.6. **Multiple Counterparts**. This Agreement may be executed in several original or facsimile counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument. However, in making proof with respect to this Agreement it will be necessary to produce only one copy hereof signed by the party to be charged.

Section 15.7. **Additional Documents and Acts**. Each Member agrees to promptly execute and deliver to the Company such additional documents, statements of interest and holdings, designations, powers of attorney, and other instruments, and to perform such additional acts, as the Company may determine to be necessary, useful or appropriate to complete the organization of the Company, effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated by this Agreement, and to comply with all applicable laws, rules and regulations.

Section 15.8. **No Third Party Beneficiary**. This Agreement is made solely and specifically among and for the benefit of the Members and their respective successors and assigns subject to the express provisions of this Agreement relating to successors and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other third party. No creditor or other third party will have any rights, interest, or claims under the Agreement or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

Section 15.9. **Notices**. Any notice to be given or to be served upon the Company or any Member in connection with this Agreement must be in writing (including electronic mail) and will be deemed to have been given and received on the earlier of (a) the date delivered to the address specified by the party to receive the notice, or (b) three business days after being sent by the party providing notice. Such notices will be given to a Member at the address specified on Exhibit A. Any Member or the Company may, at any time by giving five days' prior written notice to the other Members and the Company, designate any other address in substitution of the foregoing address to which such notice will be given.

Section 15.10. **Title to Company Property**. Legal title to all property of the Company will be held and conveyed in the name of the Company.

Section 15.11. **Reliance on Authority of Person Signing Agreement**. In the event that a Member is not a natural person, neither the Company nor any Member will (a) be required to determine the authority of the individual signing this Agreement to make any commitment or

undertaking on behalf of such Person or to determine any fact or circumstance bearing upon the existence of the authority of such individual, or (b) be required to see to the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such

Section 15.12. Membership Certificates. The Company may, but is not required to, issue certificates evidencing a Member's interest in the Company upon the request of any Member. Such certificates shall not represent or embody any right. All rights of Members are derived from the provisions of the Act, the Articles, and this Agreement.

Section 15.13. Attorneys' Fees. Subject to Article XIII, should any Member institute any arbitration, action or proceeding in court or otherwise to enforce any provision hereof or for damages by reason of alleged breach of any provision of this Agreement, the prevailing Member(s) shall be entitled to receive from the non-prevailing Member(s) such reasonable out of pocket expenses (including attorneys' fees and expenses) incurred by the prevailing Member(s) in connection with any such action or proceeding.

Section 15.14. Advice of Counsel. Each Person signing this Agreement:

(a) understands that this Agreement contains legally binding provisions;

(b) is advised, and has had the opportunity, to consult with that Person's own attorney; and

(c) has either consulted with the Person's own attorney or consciously decided not to consult with the Person's own attorney.

Section 15.15. Acknowledgment of Representation of Company. Each person signing this Agreement hereby acknowledges and agrees that Wormser Legal represents the Company in connection with this Agreement and does not represent any individual signatory to this Agreement in connection with this Agreement.

Section 15.16. Incorporated Schedules and Exhibits. The following Schedules and Exhibits are attached to and/or have been identified as Schedules and Exhibits to this Agreement are a part of this Agreement and are incorporated in this Agreement by reference as if fully set forth herein:

Schedule I - Schedule of Definitions
Exhibit A - Names and Addresses; Capital Contributions; and Units of Members
Exhibit B - Form Signature Page for Additional Members

[Signature Page Follows]

IN WITNESS WHEREOF, the Company and the Members have executed this Agreement to be effective on the Effective Date.

"COMPANY"

HI AND MIGHTY LLC

By: Daniel Fahrner
____
Dan Fahrner, Manager

"MEMBERS HOLDING FOUNDER COMMON UNITS"

By: Daniel Fahrner
____
Dan Fahrner, individually

"MEMBERS HOLDING INVESTOR COMMON UNITS"

By: Stephen Fahrner
____
Stephen Fahrner, individually

By: DocuSigned by: Matt Troyer BE7979003AB940C...
____
Matt Troyer, individually

"MEMBERS HOLDING PROFITS INTERESTS"

By:
____
Jamie Fahrner, individually

By: Nick Traeger
____
Nick Traeger, individually

SCHEDULE I
TO
OPERATING AGREEMENT

SCHEDULE OF DEFINITIONS

The terms used in this Agreement with their initial letters capitalized shall have, unless the context otherwise requires or unless otherwise expressly provided in this Agreement, the meanings specified in this Schedule I. Any term used but not defined in this Agreement shall have the meaning set forth in the Act. When used in this Agreement, the following terms shall have the meanings set forth below:

"**Act**" means the Indiana Business Flexibility Act, as the same may be amended from time to time.

"**Additional Member**" means any Person admitted as a Member pursuant to Section 3.4.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be applied in a manner consistent with such intent.

"**Affiliate**" means any individual, partnership, corporation, limited liability company, trust, or other Entity directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Member. The term "control," as used in the immediately preceding sentence, means, with respect to a corporation the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the controlled corporation, and, with respect to any individual, partnership, trust or other Entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies thereof.

"**Agreement**" means this Operating Agreement of the Company, as originally executed and as amended from time to time.

"**Articles**" means the Articles of Organization of the Company, as originally filed with the Secretary of State of the State of Indiana and as amended from time to time.

"**Assignee**" means any transferee or recipient of a Transfer of any Unit or Units, or any portion thereof.

"**Available Cash**" means all cash funds of the Company on hand from time to time (other than cash funds obtained as contributions to the capital of the Company by the Members and cash

funds obtained from loans to the Company) after payment or provision for (i) all operating expenses of the Company as of such time, (ii) all outstanding and unpaid current obligations of the Company as of such time, and (iii) a reasonable working capital reserve in an amount determined by the Manager and set forth on the Budget as approved by the Requisite Holders.

"Bankruptcy" means, and a Member shall be deemed a "Bankrupt Member" upon, (i) the entry of a decree or order for relief against the Member by a court of competent jurisdiction in any involuntary case brought against the Member under any bankruptcy, insolvency or other similar law (collectively, "Debtor Relief Laws") generally affecting the rights of creditors and relief of debtors now or hereafter in effect, (ii) the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar agent under applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property, (iii) the ordering of the winding up or liquidation of the Member's affairs, (iv) the filing of a petition in any such involuntary bankruptcy case, which petition remains undismissed for a period of 180 days or which is not dismissed or suspended pursuant to Section 303 of the Federal Bankruptcy Code (or any corresponding provision of any future United States bankruptcy laws), (v) the commencement by the Member of a voluntary case under any applicable Debtor Relief Laws now or hereafter in effect, (vi) the consent by the Member to the entry of an order for relief in an involuntary case under any such laws or to the appointment of or the taking of possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar agent under any applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property, or (vii) the making by a Member of any general assignment for the benefit of its creditors.

"Capital Account" means the individual accounts established and maintained pursuant to Section 3.5(a) and in the manner provided by Treasury Regulation Section 1.704-1(b)(2)(iv), as amended from time to time.

"Capital Account Profits" and "Capital Account Losses" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments: (i) income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Capital Account Profits and Capital Account Losses shall be added to the Company taxable income or loss; (ii) any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Capital Account Profits or Capital Account Losses shall be subtracted from the Company's taxable income or loss; (iii) in the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) or (iii) of the definition of Gross Asset Value set forth in this Schedule I, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Capital Account Profits and Capital Account Losses; (iv) any income, gain or loss attributable to the taxable disposition of any property shall be determined as if the adjusted basis of such property as of the date of its disposition was equal to the Gross Asset Value of such asset as of such date; (v) in lieu of the depreciation, amortization and other capital cost recovery deductions taken into account in computing taxable income or loss, there shall be taken into account Depreciation as defined in this Schedule I; (vi) the computation of all items of

income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Company (except to the extent required by Treasury Regulation Section 1.704-1(b)(2)(iv)(m)); and (vii) notwithstanding any other provision in any clause of this definition, any items that are specially allocated pursuant to Sections 7.2 and 7.3 shall not be taken into account in computing Capital Account Profits and Capital Account Losses.

"Capital Contribution" means the total value of cash and agreed fair market value of property contributed and agreed to be contributed to the Company by each Member, as shown on Exhibit A, as the same may be amended from time to time. Any reference in this Agreement to the Capital Contribution of a current Member shall include a Capital Contribution previously made by any prior Member for the Interest of such current Member, reduced by any distribution to such prior Member in return of "Capital Contribution" as contemplated in this Agreement. Additional Capital Contributions may be made by a Member only with the consent of all other Members.

"Code" means the Internal Revenue Code of 1986, as amended. All references in this Agreement to sections of the Code shall include any corresponding provision or provisions of any succeeding law.

"Common Member" or "Common Members" means collectively, the Members owning beneficially and of record Common Units and any permitted transferee(s) of Common Units from Common Members and individually, each of them.

"Common Units" has the meaning set forth in Section 3.2.

"Company" has the meaning set forth in the preamble to this Agreement.

"Company Minimum Gain" has the meaning set forth in Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d) with respect to "partnership minimum gain," substituting the word "member" for "partner" and "company" for "partnership" wherever they appear.

"Company Offer Period" has the meaning set forth in Section 8.7(b).

"Covered Person" means (A) each Member, (B) each officer, Manager, shareholder, partner, member, controlling Affiliate, employee, agent or representative of each Member, and (C) each officer, Manager, employee, agent or representative of the Company.

"Depreciation" means, for each fiscal year, an amount equal to the federal income tax depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such fiscal year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year bears to such beginning adjusted tax basis; except that if the adjusted basis for federal income tax purposes of an asset at the beginning of such fiscal year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Members.

"Dispute" has the meaning set forth in Section 14.1.

"**Drag-Along Notice**" has the meaning set forth in Section 8.9.

"**Drag-Along Offer**" has the meaning set forth in Section 8.9.

"**Effective Date**" has the meaning set forth in the preamble to this Agreement.

"**Entity**" means any association, corporation, general partnership, limited partnership, limited liability partnership, limited liability company, joint stock association, joint venture, firm, trust, business trust, cooperative, or foreign associations of like structure.

"**Event of Dissociation**" means any of the events listed in Section 9.1 upon which a Person ceases to be a Member.

"**Exercising Members**" has the meaning set forth in Section 8.7(d).

"**Fair Market Value**" has the meaning set forth in Section 9.2(c).

"**Founder Common Units**" has the meaning set forth in Section 3.2.

"**Founding Member**" means Dan Fahrner, individually.

"**Gross Asset Value**" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the agreed gross fair market value of such asset, as determined by the contributing Members;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective fair market values, as reasonably determined by a Majority in Interest of the Members, as of the following times: (A) the acquisition of additional Units by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for Units; and (C) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); except that adjustments pursuant to clauses (A) and (B) above shall be made only if a Majority in Interest of the Members reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as reasonably determined by a Majority in Interest of the Members; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); except that Gross Asset Values shall not be adjusted pursuant to this subparagraph (iv) to the extent

that an adjustment pursuant to subparagraph (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (i), (ii) or (iv), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of the allocations made pursuant to Article VII. For purposes of this definition of Gross Asset Value, a Capital Contribution or distribution shall be considered de minimis if its value is less than $100.

"Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Act, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement.

"Investor Common Units" has the meaning set forth in Section 3.2.

"Liable Member" has the meaning set forth in Section 3.8.

"Majority in Interest of the Members" means the Member(s) who hold a majority of the outstanding Units. "Majority in Interest of the remaining Members" means the Member(s) holding a majority of the outstanding Units, excluding the Member in question and that Member's Units. In this regard, Unit(s) or any portion thereof that are the subject of an effective Transfer to an Assignee not a Substitute Member shall not be considered outstanding Units.

"Member" or "Members" refers to the parties to this Agreement as indicated on Exhibit A, and any Additional Members or Substitute Members.

"Member Nonrecourse Debt" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4) with respect to "partner nonrecourse debt," substituting the word "member" for "partner" and "company" for "partnership" wherever they appear.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

"Member Nonrecourse Deductions" has the meaning set forth in Treasury Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2) with respect to "partner nonrecourse deductions," substituting the word "member" for "partner" and "company" for "partnership" wherever they appear.

"Member Offer Period" has the meaning set forth in Section 8.7(c).

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

"Nonrecourse Liability" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(3).

“**Offer**” has the meaning set forth in Section 8.7(a).

“**Offer Notice**” has the meaning set forth in Section 8.7(a).

“**Option Exercising Members**” has the meaning set forth in Section 8.7(d).

“**Participating Member**” has the meaning set forth in Section 8.10.

“**Partnership Representative**” has the meaning set forth in Section 6.1.

“**Percentage Interest**” means the number of Units, or class thereof, as applicable, of a Member in relation to the total number of outstanding Units, or class thereof, as applicable, of all Members.

“**Permitted Transferee**” has the meaning set forth in Section 8.2(b).

“**Permitted Transfers**” has the meaning set forth in Section 8.2(a).

“**Person**” means an individual or an Entity.

“**Principal Office**” means the address established pursuant to Section 2.2.

“**Profits Interest Unit**” has the meaning set forth in Section 3.2.

“**Proprietary Information**” has the meaning set forth in Section 13.2.

“**Qualified Public Offering**” means the sale of securities of the Company in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least One Million and 00/100 Dollars ($1,000,000.00) in gross proceeds to the Company.

“**Regulatory Allocations**” has the meaning set forth in Section 7.3.

“**Requisite Holders**” means the holders of at least sixty-seven percent (67%) of the issued and outstanding Founder Common Units and Investor Common Units, voting together as a single class.

“**Secondary Notice**” has the meaning set forth in Section 8.7(b).

“**Selling Members**” has the meaning set forth in Section 8.9.

“**Selling Party**” has the meaning set forth in Section 8.8.

“**Substitute Member**” means an Assignee who has been admitted to all of the rights of membership pursuant to this Agreement.

“**Tag-Along Notice**” has the meaning set forth in Section 8.8.

“**Tag Period**” has the meaning set forth in Section 8.8.

"**Tax Distributions**" has the meaning set forth in Section 7.5.

"**Third Party**" shall mean a prospective purchaser of Units in an arm's length transaction where such purchaser is not the Company, an Affiliate of the Company, or an Affiliate of any selling Member. In the case of a prospective purchase to be affected through a merger, consolidation, recapitalization, redemption, or similar structure, the Person(s) acquiring control of the Company shall be considered the prospective purchaser(s), notwithstanding that Units may be acquired by the Company or an Affiliate of the Company.

"**Third Party Purchaser**" has the meaning set forth in Section 8.8.

"**Trade Secrets Act**" has the meaning set forth in Section 13.1.

"**Transfer**" means any gift, sale, exchange, assignment, conveyance, alienation or other transfer, whether voluntary or involuntary, and includes any Transfer to a receiver, bankruptcy trustee, judgment creditor, lienholder, holder of a security interest, pledge or other encumbrance, and Transfer upon judicial order or other legal process (such as a Transfer in connection with divorce proceedings).

"**Transfer Units**" has the meaning set forth in Section 8.7(a).

"**Transferring Person**" has the meaning set forth in Section 8.7(a).

"**Unit**" refers to a unit of measurement of a Member's Interest as established in Section 3.2. Whenever reference is made to "Percentage Interest," a Unit, or class thereof, as applicable, may be converted into the same by dividing a Member's number of Units, or class thereof, as applicable, by the total of all Units, or class thereof, as applicable, outstanding.

EXHIBIT A
TO
OPERATING AGREEMENT

NAMES AND ADDRESSES; CAPITAL CONTRIBUTIONS; AND UNITS OF MEMBERS (AS OF THE EFFECTIVE DATE)

Hi and Mighty LLC Capitalization Table					
Member	**Founder Common Units**	**Investor Common Units**	**Profits Interest Units**	**Capital Contribution**	**Percentage Interest**
Dan Fahrner [redacted]	44,600			$ 164,970.67	44.60%
Jamie Fahrner [redacted]			14,750		14.75%
Nick Traeger [redacted]			14,750		14.75%
Everliving Greenery, Inc. [redacted]		6,000		$ 52,763.82	6.00%
Matt Troyer [redacted]		19,900		$ 175,000.00	19.90%
Totals	**44,600**	**25,900**	**29,500**		**100.00%**

EXHIBIT B
TO
OPERATING AGREEMENT
AGREEMENT SIGNATURE PAGE
COUNTERPART SIGNATURE PAGE TO THE
(AMENDED AND RESTATED)
OPERATING AGREEMENT OF
HI AND MIGHTY LLC

Dated as of _________________, 20___

IN WITNESS WHEREOF, the undersigned, desiring to become a Member of the Company, and further desiring to enter into the (Amended and Restated) Operating Agreement of the Company, as the same may be further amended from time to time (the "Operating Agreement"), hereby joins in and executes the Operating Agreement, agrees to all of the terms and conditions of the Operating Agreement, and shall become a Member of the Company effective as of the date hereof. This Counterpart shall be attached to the Operating Agreement and included with the records of the Company.

Member:

IF AN ENTITY:

Name: ____________________________________

By: _______________________________________

Printed: ___________________________________

Title: _____________________________________

IF AN INDIVIDUAL:

____

Printed: ___________________________________